Contact

www.linkedin.com/in/dr-praveen-shanbhag (LinkedIn)
name-coach.com (Other)
www.name-coach.com/praveen-shanbhag (Other)

Top Skills

Got Range
jQuery
HTML

Dr. Praveen Shanbhag

Founder & CEO, NameCoach Inc.
San Francisco Bay Area

Summary

Founder & CEO of NameCoach

NameCoach is a software platform that solves the common problem of name mispronunciation by embedding accurate audio name pronunciations into the tools people use everyday. NameCoach provides businesses and schools a web application, API, and out-of-the-box integrations into commonly used platforms such as Salesforce and Microsoft Outlook. The NameCoach pronunciation system promotes inclusivity and belonging across any organization while supporting both internal and external communications. Founded in 2014, the company is based in Palo Alto, California.

Experience

NameCoach Inc.
Founder & CEO
September 2014 - Present (10 years 7 months)
Palo Alto, CA

I founded NameCoach (name-coach.com) to solve the ubiquitous problem of name mispronunciation, and make the world a better place in the process.

We help schools, businesses, and organizations create more inclusive environments, enhance student and customer experience, and ensure that every interaction builds rapport and respect from the very first moment.

Stanford University
Lecturer, Patrick Suppes Fellow in Philosophy of Science
2007 - 2014 (7 years)
Stanford, California, United States

National Academy of Sciences
Science and Technology Policy Graduate Fellow (International Security and Arms Control)
2004 - 2005 (1 year)

Washington, District of Columbia, United States

Advisory Board
Senior Analyst
2002 - 2004 (2 years)
Washington, District of Columbia, United States

Executive Office of the President
Research Analyst, White House Office of Science and Technology Policy
2001 - 2002 (1 year)
Washington, District of Columbia, United States

Education

Stanford University
PhD, Philosophy

University of Cambridge
MPhil, History and Philosophy of Science and Technology

Columbia University in the City of New York
Master's degree, Physics and Philosophy

Harvard University
Bachelor's degree, History of Science / Biochemistry / Philosophy